Exhibit 99.1

LAUNCH OF (A) OFFER TO EXCHANGE THE 9⅜% SENIOR NOTES DUE 2022 FOR A COMBINATION OF NEW 9⅜% SENIOR SECURED NOTES DUE 2025 AND EQUITY FEE, (B) CONSENT SOLICITATION RELATING TO THE 9⅜% SENIOR NOTES DUE 2022 AND (C) OFFER TO SUBSCRIBE FOR ADDITIONAL 9.0% SENIOR SECURED NOTES DUE 2025

London, June 23, 2021

Exchange Offer and Consent Solicitation

Ferroglobe PLC (the “Parent”), Ferroglobe Finance Company, PLC (the “UK Issuer”) and Globe Specialty Metals, Inc. (“Globe” and, together with the UK Issuer, the “Issuers”) are offering to qualifying noteholders the opportunity to exchange (the “Exchange Offer”) any and all of the 9⅜% Senior Notes due 2022 issued by the Parent and Globe (the “Old Notes”) for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 to be issued by the Issuers (the “New Notes”) plus (ii) a cash fee, which the Parent will, at the direction of the qualifying noteholders (which direction shall be deemed to be given by such qualifying noteholders participating in the Exchange Offer and Consent Solicitation), apply as cash consideration for a subscription of new ordinary shares of the Parent (the “Equity Fee”), as set forth in the table below, or in any other manner that the Ad Hoc Group (as defined below) may agree with the Parent.

Old Notes to be Exchanged	Outstanding Principal Amount	CUSIP Numbers and ISINs	Total Exchange Consideration(1)(2)
9⅜% Senior Notes due 2022	$ 350,000,000	144A: 315419 AA9 / US315419AA96 Reg S: G33858 AA2 / USG33858AA20	$1,000 principal amount of New Notes and the Equity Fee

(1)	For each $1,000 principal amount of Old Notes.

(2)	The Equity Fee represents the cash fee for each $1,000 principal amount of Old Notes, which the Parent will, at the direction of the qualifying noteholders (which direction shall be deemed to be given by such qualifying noteholders participating in the Exchange Offer and Consent Solicitation), apply as cash consideration for a subscription of new ordinary shares of the Parent to amount in aggregate to 1.75% of the ordinary shares in the Parent after giving effect to the Restructuring (as defined below), to be allotted proportionally among the participating qualifying noteholders.

The Exchange Offer is being made pursuant to the Offering and Consent Solicitation Memorandum dated June 23, 2021 (the “Offering and Consent Solicitation Memorandum”). The Exchange Offer is scheduled to expire at 11:59 p.m., New York City time, on July 21, 2021, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Qualifying noteholders who validly tender and do not validly withdraw their Old Notes by the Expiration Date will be eligible to receive the total exchange consideration set forth in the table above. Qualifying noteholders may withdraw tendered Old Notes at any time prior to the Expiration Date but not thereafter. Qualifying noteholders who validly tender their Old Notes will be deemed to have consented to the Proposed Amendments (as defined below).

Concurrently with the Exchange Offer, the Issuers are soliciting consents (the “Consents”) to certain proposed amendments (the “Proposed Amendments”) to the indenture governing the Old Notes (the “Old Notes Indenture”). The Proposed Amendments will eliminate substantially all of the restrictive covenants, all of the reporting covenants and certain of the events of default in the Old Notes Indenture, if adopted. The Proposed Amendments to the Old Notes will become effective upon execution of a supplemental indenture to the Old Notes Indenture (the “Supplemental Indenture”). Qualifying noteholders who validly tender their Old Notes (and do not validly withdraw such tendered Old Notes prior to the Expiration Date) will be deemed to have delivered Consents to the Proposed Amendments with respect to the entire principal amount of Old Notes tendered by such holders. Holders may not deliver Consents without tendering their Old Notes and holders may not tender their Old Notes without delivering Consents. The consent solicitation with respect to the Proposed Amendments to the Old Notes Indenture is referred to herein as the “Consent Solicitation.”

The consummation of the Exchange Offer is subject to satisfaction or waiver of certain conditions (the “Exchange Offer Conditions”), including, among others, the receipt of valid tenders of Old Notes, not withdrawn, and Consents, not revoked, of not less than $335.72 million (or 95.92%) in principal amount outstanding of the Old Notes in the Exchange Offer (the “Minimum Participation Condition”). For the avoidance of doubt, the Requisite Consents must be received from holders holding not less than a majority of the then outstanding (as determined in accordance with the Old Notes Indenture) aggregate principal amount of the Old Notes in order to effect the Proposed Amendments in the manner contemplated by the Consent Solicitation. The Exchange Offer Conditions also include (i) the receipt of at least $40 million in gross proceeds from the issuance and sale of new ordinary shares of the Parent to investors (the “Equity Placement”) and (ii) the receipt of at least $20 million in gross proceeds from the Super Senior Notes Offer or from the backstop arrangement thereof (together, the “Transaction Effective Date Condition”). The Transaction Effective Date Condition may not be waived.

The Parent and the Issuers reserve the right, subject to applicable law, at their option and in their sole discretion to extend, reopen, amend or terminate the Exchange Offer and the Consent Solicitation at any time as provided in the Offering and Consent Solicitation Memorandum. Details of any such extension, amendment or termination will be announced as provided in the Offering and Consent Solicitation Memorandum as soon as reasonably practicable after the relevant decision is made.

Super Senior Notes Offer

Concurrently with the Exchange Offer and Consent Solicitation, the UK Issuer is offering to the existing holders of the Old Notes the opportunity to subscribe to additional senior secured notes due 2025 ($40 million of which in principal amount was issued on May 17, 2021) (the “Super Senior Notes”) that is equal to its pro rata share of the principal amount of all Old Notes beneficially held by such noteholder as at July 7, 2021 (the “Record Time”) (“Super Senior Notes Entitlement”). Pursuant to the purchase agreement for the Super Senior Notes Offer available from the Information Agent (the “Super Senior Notes Offer Purchase Agreement”), a qualifying noteholder must, (A) by no later than July 7, 2021 (the “Super Senior Notes Offer Subscription Deadline”), (i) participate in the Exchange Offer and Consent Solicitation with respect to all of its holdings by submitting Custody Instructions on the Exchange Offer and the Consent Solicitation; (ii) return to the information agent a duly executed and completed account holder letter; (iii) and provide all relevant KYC documentation required of it to the escrow agent; and (B) by no later than July 22, 2021 (the “Super Senior Notes Escrow Funding Deadline”), deposit the funds necessary for its proposed purchase of Super Senior Notes with the Escrow Agent.

Series	Offer Price	Temporary ISIN and Common Codes(1)	Permanent ISIN and Common Codes
9.0% Senior Secured Notes due 2025	100.0%	To be provided by announcement subsequent to the date of the Offering and Consent Solicitation Memorandum	IAI: XS2344588509 / 234458850 144A: XS2343568874 / 234356887 Reg S: XS2343568528 / 234356852

(1)	After one business day following the settlement date, the ISINs and common codes will be the permanent ISINs and common codes assigned for the $40 million of Super Senior Notes issued on May 17, 2021.

Background and Rationale

Beginning in 2020, we engaged in discussions with an ad hoc group of noteholders (the “Ad Hoc Group” and each member of the Ad Hoc Group shall be an “Ad Hoc Group Member”) to put forward a plan to refinance the Old Notes which mature in March 2022 and restructure our balance sheet. On March 27, 2021, the Parent and Globe and certain other members of the group entered into a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group, Grupo VM and Tyrus Capital and its affiliate that set forth a plan to implement the restructuring. The plan to implement the restructuring comprises the following three inter-conditional transactions (together, the “Restructuring”):

•	the issuance of the Super Senior Notes;

•	the issuance of at least $40 million in new equity of Ferroglobe, which Ferroglobe intends to accomplish pursuant to the Equity Placement; and

•	the exchange by way of this Exchange Offer of certain of the Old Notes for New Notes with an extended maturity of December 31, 2025 and other amended terms, and the amendment of any remaining Old Notes in accordance with the Proposed Amendments through the Consent Solicitation.

Neither the Exchange Offer, the Super Senior Notes Offer nor the Equity Placement will be completed unless they are all completed as part of the Transaction Effective Date steps. While the Super Senior Notes Offer and the Equity Placement are backstopped by the Ad Hoc Group and Tyrus, respectively, such issuances are subject to certain conditions, and there can be no assurance that the proposed Restructuring will be completed. To the extent Ferroglobe does not achieve the threshold of Noteholder acceptances of 95.92% in principal amount of the Old Notes required for the Exchange Offer, it may extend the Exchange Offer in its sole discretion. Noteholders holding approximately 97% in aggregate principal amount of Old Notes have signed the Lock-Up Agreement to support the Restructuring, but there can be no assurance that such support will not be withdrawn or the Lock-Up Agreement terminated prior to the implementation of the Restructuring or that, if withdrawn or terminated, additional consents required to implement the Restructuring will be obtained.

Indicative Timetable

Date	Calendar Date
Commencement Date	June 23, 2021
Super Senior Notes Offer Subscription Deadline	July 7, 2021
Expiration Date	11:59 p.m., New York City time, on July 21, 2021, unless extended.
Settlement Date	July 29, 2021, unless extended, assuming all conditions to the Exchange Offer, the Consent Solicitation and the Super Senior Notes Offer have been satisfied or waived.

The complete terms and conditions of the Exchange Offer and the Consent Solicitation are described in the Offering and Consent Solicitation Memorandum, copies of which may be obtained by qualifying noteholders by contacting GLAS Trust Company LLC, the information agent for the Exchange Offer, at: GLAS Specialist Services Limited , 45 Ludgate Hill, London EC4M 7JU, United Kingdom, email: tes@glas.agency

The New Notes and the New Notes guarantees and the Super Senior Notes and the Super Senior Notes guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction. The New Notes and the Super Senior Notes may not be offered or sold within the United States except to an institutional “Accredited Investor” within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act or a qualified institutional buyer as defined in Rule 144A under the Securities Act in reliance on one or more exemptions from the registration requirement under the Securities Act or in offshore transactions in reliance on Regulation S under the Securities Act (“Regulation S”).

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Issuers’ future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Issuers and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Issuers’ actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Issuers do not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

No offer

This press release is not an offer to sell or a solicitation of an offer to buy or exchange or acquire securities in the United States or in any other jurisdiction. The securities referenced in this press release may not be offered, sold, exchanged or delivered in the United States absent registration or an applicable exemption from the registration requirement under the Securities Act. This press release is not directed at, or intended for distribution, publication, availability to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, where such distribution, publication, availability or use would be contrary to law or regulation, or which would require any registration or licensing within such jurisdiction.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com